301 — 260 West Esplanade
North Vancouver, B.C. V7M 3G7
Phone: (604) 986-2020

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the Annual and Special General Meeting of the Shareholders of North American Nickel Inc. (hereinafter called the “Company”) will be held at Suite 1750, 1185 West Georgia Street, Vancouver, B.C. on:

Thursday, June 13, 2013

at the hour of 10:00 o’clock in the forenoon (Vancouver time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for its fiscal year ended December 31, 2012 and the report of the Auditors thereon;

3.	to determine the number of directors and to elect directors;

4.	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

5.	to consider and, if thought fit, to approve the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder, as described in the accompanying Information Circular;

6.	to consider and if thought fit, pass, with or without amendment, a resolution of the majority of the minority shareholders approving the Second Tranche (as defined in the Information Circular) of the up to $7,500,000 non-brokered private placement that includes participation of certain insiders of the Company, being a related party transaction; and

7.	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 7th day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Fedikow"
President